Compensation Recovery Policy

This Compensation Recovery Policy is adopted to address recovery of Erroneously Awarded Compensation from Covered Persons in the event of an Accounting Restatement, as further described herein. Terms used herein with their initial letter capitalized have the meanings ascribed to them under “Definitions” below.

Recovery of Erroneously Awarded Compensation
If the Company is required to prepare an Accounting Restatement, the Company shall take reasonably prompt action to recover all Erroneously Awarded Compensation from any Covered Person (except as described under “Exceptions to Recovery” below).
This Policy is in addition to any right of repayment, forfeiture or offset against any Covered Person that may be available under applicable law or otherwise, whether implemented prior to or after the effective date of this Policy. The Board or any authorized committee thereof, each in its sole discretion and in the exercise of its business judgment, may determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Accounting Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems necessary, appropriate or desirable.
Compensation Subject to Recovery
“Erroneously Awarded Compensation,” with respect to any Covered Person, is the amount of Incentive Compensation Received by such Covered Person in excess of the amount of Incentive Compensation that would have been Received by such Covered Person had such Incentive Compensation been determined based on the restated amounts. Such amount shall be computed without regard to any taxes paid.
Notwithstanding the foregoing, only Incentive Compensation that is Received by a Covered Person (a) after beginning service as an Executive Officer, (b) who served as an Executive Officer at any time during the performance period associated with that Incentive Compensation, (c) while the Company had a class of securities listed on a national securities exchange or national securities association and (d) during the Recovery Period shall be subject to recovery as Erroneously Awarded Compensation.
For Incentive Compensation based on stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from information included in the Accounting Restatement, the amount of the Erroneously Awarded Compensation shall be determined by the P&C Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was based. The Company shall maintain the documentation of such reasonable estimate as part of the P&C Committee’s records and shall provide copies of such to Nasdaq.
Method of Recovery
Subject to applicable law, the Company may seek to recover Erroneously Awarded Compensation by any means or combination of means as the P&C Committee, in its sole discretion, determines to be necessary, appropriate or desirable, including requiring a Covered Person to repay such amount to the

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Company or offsetting a Covered Person’s other compensation. Each Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred by the Company (including external legal fees) in recovering Erroneously Awarded Compensation from such Covered Person.
Exceptions to Recovery
Notwithstanding the obligation to seek recovery of Erroneously Awarded Compensation stated above under “Recovery of Erroneously Awarded Compensation,” the Company shall not be required to seek recovery of Erroneously Awarded Compensation if one or more of the conditions described in Nasdaq Listing Rule 5608(b)(1)(iv)(A), (B) or (C) are met and, by reason thereof, the P&C Committee determines that recovery of the Erroneously Awarded Compensation is impracticable (after the Company has taken the steps described in Nasdaq Listing Rule 5608(b)(1)(iv)(A) or (B), as applicable).
General Provisions
No Indemnification — Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not indemnify any Covered Person against the loss of any Erroneously Awarded Compensation recovered pursuant to this Policy.
Administration of Policy — The P&C Committee shall be responsible for administering this Policy and in connection therewith shall make such determinations and interpretations, and take such actions, as it deems necessary, appropriate or desirable. The P&C Committee shall consult with the Board, the Audit Committee and the Company’s Chief Financial Officer and Chief Accounting Officer as needed in order to properly administer and interpret any provision of this Policy. All determinations and interpretations made by the P&C Committee shall be final, binding and conclusive.
Amendment or Termination of Policy — The P&C Committee shall have the authority to amend or terminate this Policy; provided, however, that no such amendment or termination shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to be in violation of any after August 1, 2023 federal securities laws or any rules or regulations issued thereunder or any Nasdaq Listing Rules.
Disclosures and Record Keeping — The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by applicable federal securities laws or any rules or regulation issued thereunder or any Nasdaq Listing Rules.
Governing Law — The validity, construction and effect of this Policy, and any determinations relating to this Policy, shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.
Successors — This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
Effective Date — This Policy shall be effective from August 1, 2023 and shall apply to Erroneously Awarded Compensation Received by any Covered Person on or after October 2, 2023.
Acknowledgement by Covered Persons
The Company shall provide notice to, and seek written acknowledgement of this Policy from, each Covered Person; provided, however, that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy. Such acknowledgement may be set forth in a separate acknowledgement form executed by such Covered Person or in the incentive compensation plan or award agreement pursuant to which such Covered

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Person received Incentive Compensation subject to recovery hereunder, as determined by the P&C Committee.
Definitions
The following terms, when used in this Policy, shall have the following meanings:
Accounting Restatement — An accounting restatement that is due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (sometimes referred to as a “big R restatement”) or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (sometimes referred to as a “little R restatement”).
For purposes of clarity, the term “Accounting Restatement” does not include financial statement changes that did not result from the Company’s material noncompliance with financial reporting requirements. For example, the following changes to previously reported financial statements shall not be considered Accounting Restatements under this Policy:
(a)Application of a change in accounting principles;
(b)Revision to reportable segment information due to a change in the structure of the Company’s internal organization;
(c)Reclassification due to a discontinued operation;
(d)Application of a change in reporting entity, such as from a reorganization of entities under common control;
(e)Adjustment to provision amounts in connection with a prior business combination; and
(f)Revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.
Audit Committee — The Audit Committee of the Board of Directors.
Board — The Board of Directors of the Company.
Covered Person — Shall mean each of the following persons:
(a)The Executive Officers;
(b)The Company’s Chief Accounting Officer;
(c)Any other person whose role in the Company is described in the definition of “Executive Officer” set forth in Nasdaq Listing Rule 5608(d);
(d)Any person who served in any of the capacities described in (a), (b) or (c) above at any time during the performance period applicable to any Incentive Compensation; and
(e)Any other person designated by the P&C Committee as being subject to this Policy.

Erroneously Awarded Compensation — Has the meaning specified under “Compensation Subject to Recovery” above.

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Executive Officer — Each person who has been designated by the Board as an “Executive Officer.”
Financial Reporting Measure — A measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure (including “non-GAAP” financial measures) that is derived in whole or in part from such measure. Examples of Financial Reporting Measures include measures based on revenues, operating income, net income, financial ratios or EBITDA; liquidity measures based on cash flow, cash balances or net debt; return measures (such as return on assets, return on invested capital or return on equity); and profitability of a business unit or segment. Measures that are determined on the basis of stock price or total shareholder return are also considered to be Financial Reporting Measures.
Incentive Compensation — Any compensation that is granted, earned or vested based in whole or in part upon the attainment of one or more Financial Reporting Measures.
P&C Committee — The People and Compensation Committee of the Board of Directors.
Received – Incentive Compensation is deemed “Received” in any fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
Recovery Period — The three completed fiscal years immediately preceding the earlier of (a) the date the Board or the Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. The Recovery Period shall also include transition periods that result from a change in the Company’s fiscal year, as described in Listing Rule 5608(b)(1)(i)(D). Notwithstanding the above, the Recovery Period applicable to any Covered Person shall not include any period during which such person was not a Covered Person.

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